Exhibit (b)
Goldman Sachs Japan Co., Ltd.
Roppongi Hills Mori Tower, Level 43-48
10-1 Roppongi 6-chome
Minato-ku, Tokyo 106-6147
Japan
PRIVATE & CONFIDENTIAL

To:	Shionogi & Co., Ltd. (Borrower) 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045
September 1, 2008
Dear Sirs,
Project Forte — Commitment Letter
We are pleased to set out in this letter the terms and conditions on which:
(a)	Goldman Sachs Japan Co., Ltd. (GSJCL) is pleased to arrange or procure that one or more of its affiliates arranges the facility described below (the Facility); and

(b)	GSJCL is pleased to commit to provide 100% of the Facility,
for the acquisition, through a wholly-owned Delaware subsidiary of the Borrower (Merger Sub), of all of the outstanding shares of common stock of a corporation previously identified to us as “Syandia” (the Target). The acquisition will be effected through a two-step transaction pursuant to which Merger Sub will commence a cash tender offer (the Tender Offer) to purchase all of the issued and outstanding shares of common stock of the Target not owned directly or indirectly by the Borrower at the time of the commencement of the Tender Offer, followed by a merger (the Merger and, together with the Tender Offer, the Acquisition) of Merger Sub with and into the Target, with the Target being the surviving entity in such merger. After giving effect to the Merger, the Target will be a wholly-owned subsidiary of the Borrower.
Our commitment is provided on the basis of, and is subject to, the terms and conditions set out in this letter, in the term sheet attached to this letter (the Term Sheet) and the fee letter separately executed between us dated on or around the date of this letter (the Fee Letter) (together with this letter, the Fee Letter and the Term Sheet, the Commitment Documents).
Words and expressions defined in the Term Sheet have the same meanings when used in this letter unless otherwise provided or the context otherwise requires.

1.	Financing And Commitment

The Facility is a senior unsecured term facility in the aggregate principal amount of JPY110 billion;

2.	Appointment

2.1	On acceptance of the offer set out in this letter, the Borrower appoints:
(a)	GSJCL as exclusive mandated lead arranger of the Facility (the Mandated Lead Arranger);

(b)	GSJCL as exclusive underwriter of the Facility (the Underwriter) in the following proportion:

GSJCL	100%

Total	100%;
(c)	GSJCL as exclusive bookrunner of the Facility; and

(d)	GSJCL as facility agent (the Facility Agent) for the Facility and as documentation agent in respect of the Commitment Documents and any agreements or documents relating to the Facility (the Loan Documents), unless otherwise agreed between Borrower and GSJCL.
2.2	Each of the Mandated Lead Arranger and the Underwriter confirms for itself, in such capacity, that it has all necessary approvals (including credit approvals) to arrange and underwrite the full amount of the Facility and does not require any further internal credit sanctions in order to arrange and underwrite the full amount of the Facility.

3.	Conditions

3.1	The Commitment of the Mandated Lead Arranger to arrange and the Underwriter to underwrite the Facility is subject only to:
(a)	the conditions set out in the Term Sheet;

(b)	there being no event or circumstance in relation to the transactions contemplated hereby which would result in the Mandated Lead Arranger, the Underwriter, the Borrower, Merger Sub or the Target acting contrary in any material respect to any material law, regulation, treaty or official directive applicable to it;

(c)	negotiation, execution and delivery of Loan Documents (all to be drafted by our counsel and to be consistent with the Term Sheet and otherwise in form and substance reasonably satisfactory to us ) which reflect the terms and conditions of the Commitment Documents;

(d)	your compliance with the terms of the Commitment Documents;

(e)	the payment in full of all fees, expenses and other amounts due and payable under the Commitment Documents;

(f)	the receipt by the Mandated Lead Arranger of a copy of the Commitment Documents, each countersigned by the Borrower, by the date specified in paragraph 15.2 (Termination) below;

(g)	execution of an agreement and plan of merger by the Borrower, Merger Sub and the Target (the Merger Agreement) in respect of the Acquisition and the other material agreements (if any) relating to the Acquisition, as identified in the Merger Agreement each in form and substance reasonably satisfactory to the Mandated Lead Arranger;

(h)	satisfaction of the Minimum Tender Condition (as defined in the Merger Agreement) as set forth in the Merger Agreement and completion of the Tender Offer in accordance with its terms (and no conditions thereto shall have been modified or waved without the prior consent of the Mandated Lead Arranger if the Mandated Lead Arranger reasonably determines such modification or waiver is adverse to the Lenders) and all applicable rules and regulations (Successful Completion of the Tender Offer),;

(i)	receipt by the Mandated Lead Arranger, the Underwriter and the Lenders of customary legal opinions in respect of the Facility, addressed to the Mandated Lead Arranger and the Underwriter;

(j)	since December 31, 2007, there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. “Company Material Adverse Effect” hereto shall mean, any change, event, occurrence or development that has a material adverse effect on the business, financial condition or results of operations of the Target and the Target Subsidiaries (which means, the Target holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity), taken as a whole; provided, however, that none of the following, or any change, event, occurrence or development resulting or arising from the following, shall constitute, or shall be considered in determining whether there has occurred, a Company Material Adverse Effect:
(i)	changes in conditions in the U.S., Japanese or global economy or capital or financial markets generally, including changes in interest or exchange rates (provided that such changes do not affect the Target or any Target Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other pharmaceutical companies);

(ii)	changes in general legal, tax, regulatory, political or business conditions in the countries in which the Target or any of the Target Subsidiaries operates (provided that such changes do not affect the Target or any Target Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other pharmaceutical companies);

(iii)	general market or economic conditions in the pharmaceutical industries in which the Target or any of the Target Subsidiaries operates (provided that such conditions do not affect the Target or any Target Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other pharmaceutical companies);

(iv)	the negotiation, execution, announcement, pendency or performance of the Merger Agreement or the transactions contemplated thereby, the consummation of the transactions contemplated by the Merger Agreement or any public or other communications by Borrower or Merger Sub regarding the Merger Agreement or the transactions contemplated thereby, including, in any such case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, or employees;

(v)	changes after the date of the Merger Agreement in applicable United States or foreign, federal, state or local law, statutes, ordinances, decrees, rules, regulations or administrative policies, including rules, regulations and administrative policies of the United States Food and Drug Administration, or interpretations thereof (provided that such changes do not affect the Target or any Target Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other pharmaceutical companies);

(vi)	changes in generally accepted accounting principles or the interpretation thereof;

(vii)	any development, launch, distribution, marketing or commercial sale of a substitutable generic form of any product of the Target by any other Person;

(viii)	any action taken at the request or with the consent of Borrower or Merger Sub and prior consent by the Mandated Lead Arranger;

(ix)	any regulatory, banking, legal, accounting and other professional fees or expenses incurred in connection with the transactions contemplated by the Merger Agreement;

(x)	any failure in and of itself by the Target to meet any projections, guidance, estimates, forecasts or milestones or published financial or operating predictions for or during any period ending (or for which results are released) on or after the date hereof (it being agreed that the facts and circumstances giving rise to such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred);
(xi)	a decline in the price of the shares of common stock of the Target in and of itself (it being agreed that the facts and circumstances giving rise to such decline may be taken into account in determining whether a Company Material Adverse Effect has occurred); and

(xii)	any natural disaster or other acts of God, acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of the Merger Agreement (provided that such conditions do not affect the Target or any Target Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other pharmaceutical companies).
(k)	finalisation of the capital, lending and tax structure for the Acquisition and any subsequent reorganisation, to include structure papers, all in form and substance satisfactory to us;

(l)	all competition, governmental and other approvals and consents which in our opinion or in the opinion of our advisors are required or desirable in relation to the Acquisition being obtained;

(m)	commencing from the date that is 45 days from the date of this letter, there being in the reasonable opinion of the Mandated Lead Arranger, no material adverse change in the domestic or international loan, capital or financial markets generally since the date that is 45 days from the date hereof; and,

(n)	minimum cash from the Borrower’s balance sheet JPY40 billion utilized to partially fund the Acquisition.
4.	Exclusivity

4.1	The Borrower will not (and will ensure that Merger Sub will not) except as contemplated by 6.13 of the Merger Agreement, during the period from the date of its countersignature of this letter to the latest of (x) 12 months from date of this letter or (y) date on which all the repayments under the Facility have been completed, without the consent of the Mandated Lead Arranger and the Underwriter (not to be unreasonably withheld), discuss or negotiate, with any other bank, financial institution or other person any financing of or relating to the Acquisition (the Financing) or the refinancing of the Financing or any indebtedness of the Target Group or mandate or appoint any other bank, financial institution or other person to arrange or underwrite the Financing or seek to replace the Mandated Lead Arranger as the sole lead arranger or the Underwriter as sole underwriter of the Financing.

4.2	The Borrower agrees that no additional arrangers or bookrunners will be appointed and no other roles or titles will be awarded in connection with any

Loan Documents without the prior written consent of GSJCL. You also agree that no lender or person other than GSJCL will receive compensation outside the terms contained in the Fee Letter or the Loan Documents in order to obtain its commitment to participate in the Loan Documents.
5.	Syndication

5.1	The Mandated Lead Arranger reserves the right at any time to syndicate all or a portion of the commitment of the Underwriter to one or more other financial institutions in consultation with the Borrower; provided that the commitment of the Underwriter is not subject to a “Successful Syndication” or any other syndication of the Facility; and provided, further, that notwithstanding the Mandated Lead Arranger’s right to syndicate the Facility and receive commitments with respect thereto, it is understood that any syndication of, or receipt of commitments in respect of, all or any portion of the Underwriter’s commitment hereunder prior to the funding of the Facility shall not reduce the Underwriter’s commitment hereunder except to the extent the Borrower has entered into a direct commitment with a lender pursuant to such syndication. The Mandated Lead Arranger shall manage all aspects of syndication of the Facility in consultation with the Borrower, including timing, the selection of potential Lenders, the acceptance and allocation of commitments and the amount and distribution of fees to Lenders.

5.2	Until the end of the Syndication Period, the Borrower shall, and shall ensure that its subsidiaries shall (the Borrower, together with its subsidiaries which shall include, after consummation of the Acquisition, the Target Group, the Borrower Group), and prior to consummation of the Acquisition, shall use its commercially reasonable efforts to ensure that the Target and its subsidiaries (the Target Group) shall, assist the Mandated Lead Arranger in effecting the timely, orderly and Successful Syndication (as defined in the Fee Letter) of the Facility. This assistance shall include:
(a)	providing all commercially reasonable assistance to the Mandated Lead Arranger in the preparation of a customary information package (the Information Package);

(b)	using their commercially reasonable efforts to ensure that the syndication benefits from their existing lending relationships;

(c)	complying with all reasonable requests from the Mandated Lead Arranger for information and access to the Borrower Group’s operating sites and, after completion of the Acquisition, those of the Target Group; and

(d)	making available the senior management of the Borrower Group and, after completion of the Acquisition, the senior management of the Target Group for the purpose of making presentations to proposed new Lenders at such times and places as the Mandated Lead Arranger may reasonably request.

5.3	The Information Package will, in line with market practice and with the assistance of the Mandated Lead Arranger, be provided to potential new Lenders and contain relevant information regarding the business, assets, financial condition and operations of the Borrower Group and the Target Group, including financial projections. The Borrower represents to the Mandated Lead Arranger and the Lenders that, (a) to the best of its knowledge, all information other than the projections and information of a general economic or general industry nature included in the Information Package (the Information), taken as a whole, is or will be, when furnished, correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements thereto made prior to the Closing Date) and (b) the projections that have been or will be included in the Information Package have been, or will be, prepared in good faith based upon assumptions that are believed by the Borrower to be reasonable at the time so made available; it being understood that the projections are as to future events and are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ significantly from the projected results and such differences may be material. The Information Package will not be independently verified by the Mandated Lead Arranger.

5.4	The Borrower agrees, at our request, to use commercially reasonable efforts to assist in the preparation of a version of the Information Package and other marketing materials and presentations to be used in connection with the syndication of the Facility, consisting exclusively of information and documentation that is either:
(a)	publicly available, or

(b)	not material with respect to the Borrower, the Target or their respective subsidiaries or any of their respective securities for purposes of applicable securities law

(all such information and documentation being Public Lender Information). Any information and documentation that is not Public Lender Information is referred to herein as Private Lender Information.
5.5	The Borrower further agrees that each document to be disseminated by the Mandated Lead Arranger to any Lender in connection with the Facility will, at the request of the Mandated Lead Arranger, be identified by the Borrower as either:
(a)	containing Private Lender Information; or

(b)	containing solely Public Lender Information.
6.	Clear Market

6.1	To facilitate a Successful Syndication of the Facility, the Borrower shall not, and shall ensure that no other member of the Borrower Group shall, during the

Syndication Period, without the prior written consent of the Mandated Lead Arranger and the Underwriter, raise, borrow, issue, arrange, syndicate or incur (or attempt to or announce an intention to raise, borrow, issue, arrange, syndicate or incur or enter into discussions to raise, borrow, issue, arrange, syndicate or incur) any other debt finance in the international or any relevant domestic money, debt, bank or capital markets (including but not limited to, any private or public bond issue, private placement, note issuance, bilateral or syndicated loan, letter of credit or trade financing facility or other debt raising arrangement).
6.2	Syndication Period means the period from the date of this letter until the earlier of:
(a)	the completion of a Successful Syndication; and

(b)	the date falling 90 days after the Closing Date.
7.	Fees, Costs and Expenses

All fees for the Mandated Lead Arranger, the Underwriter and the Facility Agent shall be paid as set out in the Term Sheet and the Fee Letter. If the Closing Date occurs, all reasonable legal and other costs and expenses incurred by the Mandated Lead Arranger and/or the Underwriter through to the end of the Syndication Period in connection with the Facility shall be paid by the Borrower, .

8.	Payments

All payments to be made under the Commitment Documents:
(a)	shall be paid in the currency of invoice and in immediately available, freely transferable cleared funds to such account with such bank in Japan as the relevant Mandated Lead Arranger or Underwriter (as applicable) notifies to the Borrower;

(b)	shall be paid without any deduction or withholding for or on account of tax (a Tax Deduction) unless a Tax Deduction is required by law. If a Tax Deduction is required by law to be made, the amount of the payment due shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required; and

(c)	are exclusive of any consumption tax or similar charge (CT). If CT is chargeable, the Borrower shall also and at the same time pay to the recipient of the relevant payment an amount equal to the amount of the CT.
9.	Representations and Warranties

9.1	The Borrower represents and warrants that:

(a)	the Borrower has the requisite power and authority to enter into the Commitment Documents and to consummate the transactions contemplated thereby, and the Commitment Documents will be duly authorized, executed and delivered by and are and will be binding upon the Borrower; and

(b)	all competition, governmental and other approvals and consents which are required or desirable in relation to the Acquisition have been obtained or shall be obtained in advance of the Closing Date.
9.2	The Borrower shall promptly notify the Mandated Lead Arranger in writing if any representation and warranty set out in paragraphs 5.3 or 9.1 is incorrect or misleading in a material respect when made and agrees to supplement (or cause to be supplemented) the Information promptly from time to time to ensure that each such representation and warranty is correct in all material respects under the circumstances when made.

9.3	The Borrower acknowledges that the Mandated Lead Arranger and Underwriter will be relying on the Information without carrying out any independent verification.

9.4	GSJCL and each Lender may require the Borrower Group and the Target Group to submit the public documents for identification pursuant to the applicable laws and regulation. In addition, if the received properties are criminal proceeds or otherwise, GSJCL and each Lender may notify to that effect to the Director of Financial Service Agency or the municipal governors pursuant to the applicable laws and regulation.

10.	Indemnity

10.1	The Borrower shall within a reasonable period following demand indemnify and hold harmless each Indemnified Person against any reasonable and documented out-of-pocket cost, claim, expense, loss or liability (including without limitation reasonable outside legal fees) incurred by or awarded against that Indemnified Person in each case arising out of or in connection with any action, claim, investigation or proceeding commenced or threatened (including, without limitation, any action, claim, investigation or proceeding to preserve or enforce rights) in relation to:
(a)	the use of the proceeds of the Facility;

(b)	the Acquisition;

(c)	any of the Commitment Documents or any of the Loan Documents; and/or

(d)	the arranging or underwriting of the Facility.
10.2	The Borrower will not be liable under paragraph 10.1 above for any cost, claim, expense, loss or liability (including without limitation legal fees) incurred by or awarded against an Indemnified Person to the extent such cost, claim, expense, loss or liability results directly from any breach by that Indemnified Person of any of the Commitment Documents or any of the Loan Documents which is in each case judicially determined to have resulted directly from the gross negligence, bad faith or wilful misconduct of that Indemnified Person.
10.3	The Borrower agrees that no Indemnified Person shall have any liability (whether directly or indirectly in contract, tort or otherwise) to the Borrower or any of its affiliates for or in connection with anything referred to in paragraph 10.1 above except, following the agreement of the Borrower to the Commitment Documents, for any such cost, claim, expense, loss or liability incurred by the Borrower that results either from any breach by that Indemnified Person of any Commitment Document or any Loan Document or which is in each case judicially determined to have resulted directly from the gross negligence, bad faith or wilful misconduct of that Indemnified Person.

10.4	Notwithstanding paragraph 10.3 above, no Indemnified Person shall be responsible or have any liability to the Borrower or any of its affiliates for consequential losses or damages.

10.5	For the purposes of this paragraph 10, Indemnified Person means the Mandated Lead Arranger, the Underwriter and each of their respective affiliates and each of their (or their respective affiliates’) respective directors, officers, advisers, employees and agents.

11.	Confidentiality

11.1	Each of the parties hereto acknowledges that the Commitment Documents are confidential and no party hereto shall (and each party shall ensure that none of its affiliates shall), without the prior written consent of the other parties hereto, disclose the Commitment Documents or their contents to any other person except:
(a)	as required by law or by any applicable governmental or other regulatory authority or by any applicable stock exchange or if required in connection with any legal, administrative or arbitration proceedings or as required pursuant to the order of any court or administrative agency or by any subpoena or similar legal process or in connection with the exercise of remedies or enforcement of rights hereunder; provided that the Borrower has consulted with the Mandated Lead Arranger prior to any such disclosure and the Borrower has used its best efforts to minimize any information that is deemed to be required by the applicable regulations;

(b)	to its directors, officers, employees, affiliates and professional advisers on a need-to-know basis for the purposes of the Facility who have been made aware of and agree to be bound by the obligations under this paragraph or are in any event subject to confidentiality obligations as a matter of law or professional practice;

(c)	that the Mandated Lead Arranger and the Underwriter may disclose any of the Commitment Documents to any of its affiliates or to any bank,

financial institution or other person with whom it is discussing the transfer of any commitment or obligation under any of the Commitment Documents,;
(d)	that the Borrower may make the Commitment Documents (other than the Fee Letter) available to the Target and its directors, officers, employees and professional advisers in connection with the Acquisition; provided that they have been made aware of and agree to be bound by the obligations under this paragraph or are in any event subject to confidentiality obligations as a matter of law or professional practice;

(e)	in the Information Package or to any rating agencies; and

(f)	without limiting the foregoing, the Borrower may make a public announcement of the Acquisition and disclose the existence of the Commitment Documents and the identity and role of the Mandated Lead Arranger and the Underwriter.
11.2	In this letter:
(a)	affiliate means a holding company or subsidiary of a person or any other subsidiary of that holding company and the respective directors, officers, employees and agents of each of them and, in the case of any limited partnership, any entity (including any other limited partnership) which owns or controls or is owned or controlled by the first limited partnership or is under common ownership or control with the first limited partnership; and

(b)	subsidiary means an entity of which a person has direct or indirect control or owns directly or indirectly more than 50% of the share capital or similar right of ownership and control for this purpose means the power to direct the management and policies of the entity whether through the ownership of share capital, contract or otherwise.
12.	Publicity/Announcements

12.1	All publicity in connection with the Facility shall be managed by the Mandated Lead Arranger in consultation with the Borrower; provided that any “tombstone” or similar publicity shall be solely at the Mandated Lead Arranger’s expense.

12.2	No announcements regarding the Facility or any roles as arranger, underwriter, lender or agent shall be made without the prior written consent of the Mandated Lead Arranger and the Underwriter; provided that the foregoing shall not restrict or prohibit any disclosure otherwise permitted by paragraph 11.

13.	Conflicts

13.1	The Borrower and each of the Mandated Lead Arranger and the Underwriter acknowledges that any of the Mandated Lead Arranger and its affiliates and the Underwriter and its affiliates may provide debt financing, equity capital or other services to other persons with whom the Borrower or its affiliates may have conflicting interests in respect of the Facility in this or other transactions.
13.2	The Borrower and each of the Mandated Lead Arranger and the Underwriter acknowledges that any of the Mandated Lead Arranger and its affiliates and the Underwriter and its affiliates may act in more than one capacity in relation to this transaction and may have conflicting interests in respect of such different capacities.

13.3	Neither the relationship described in this letter nor the services provided by the Mandated Lead Arranger or the Underwriter or any of their respective affiliates to you pursuant to this letter will give rise to any fiduciary duties (including, without limitation, any duty of confidence) which could prevent or hinder the Mandated Lead Arranger or the Underwriter or any of their respective affiliates providing similar services to other customers, or otherwise acting on behalf of other customers or for their own account. However, the Mandated Lead Arranger and the Underwriter shall not use confidential information obtained from the Borrower or its affiliates for the purposes of the Facility in connection with providing services to other persons or furnish such information to such other persons. None of the Mandated Lead Arranger, the Underwriter or any of their respective affiliates will be required to account to you for any payment, remuneration, profit or benefit it obtains as a result of acting in the ways referred to above or as a result of entering into any transaction with you or providing services to you.

13.4	The Borrower acknowledges that the Mandated Lead Arranger and the Underwriter have no obligation to use any information obtained from another source for the purposes of the Facility or to furnish such information to the Borrower or its affiliates.

14.	Assignments

14.1	The Borrower may not assign any of its rights or transfer any of its rights or obligations under the Commitment Documents without the prior written consent of each of the Mandated Lead Arranger and the Underwriter.

14.2	The Mandated Lead Arranger and each Underwriter may, delegate any or all of its rights and obligations under the Commitment Documents to any of its affiliates (each a Delegate) and may designate any Delegate as responsible for the performance of its appointed functions under the Commitment Documents.

15.	Termination

15.1	The commitment contained in this letter, if accepted by the Borrower, shall expire and terminate on the earlier of:
(a)	March 31, 2009;

(b)	the date on which the Facility is actually funded; and,

(c)	the date on which the Mandated Lead Arranger or the Underwriter terminates its obligations under this letter with immediate effect by notifying the Borrower that the Borrower is in material breach of any provision (including but not limited to breach of representations and warranties) of the Commitment Documents.
15.2	If the Borrower does not accept the offer made by the Mandated Lead Arranger and the Underwriter in this letter by signing and faxing or scanning a counter-signed copy of this letter to Yasuro Koizumi at Goldman Sachs Japan Co., Ltd. at Roppongi Hills Mori Tower 6-10-1, Minato-ku, Tokyo, Japan before 5.00 p.m. on 1st September (in Japan), such offer shall terminate on that date.

15.3	The failure to exercise or delay in exercising a right or remedy under this letter will not constitute a waiver of that right or remedy or a waiver of any other right or remedy and no single or partial exercise of any right or remedy will preclude any further exercise of that right or remedy, or the exercise of any other right or remedy. Except as expressly provided in this letter, the rights and remedies contained in this letter are cumulative and not exclusive of any rights or remedies provided by law.

16.	Survival

16.1	Except for paragraphs 3 (Conditions) and 15 (Termination) the terms of this letter shall survive and continue after the Loan Documents are signed.

16.2	Without prejudice but subject to paragraph 16.1, paragraphs 4 (Exclusivity), 5 (Syndication), 6 (Clear Market), 7 (Fees, Costs and Expenses), 8 (Payments), 10 (Indemnity), 11 (Confidentiality), 12 (Publicity/Announcements), 13 (Conflicts) and 15 (Termination) to 20 (Governing Law and Jurisdiction) inclusive shall survive and continue after any termination of the obligations of the Mandated Lead Arranger or the Underwriter under the Commitment Documents.

17.	Entire agreement

17.1	The Commitment Documents set out the entire agreement between the Borrower and the Mandated Lead Arranger and the Underwriter as to the arranging and underwriting of the Facility and supersede any prior oral and/or written understandings or arrangements relating to the Facility.

17.2	Any provision of the Commitment Documents may only be amended or waived in writing signed by the Borrower, the Mandated Lead Arranger and the Underwriter.

18.	Third party rights

Notwithstanding any term of this letter, no consent of a third party is required for any termination or amendment of this letter.

19.	COUNTERPARTS

This letter may be executed in any number of counterparts and all those counterparts taken together shall be deemed to constitute one and the same letter.
20.	GOVERNING LAW AND JURISDICTION
(a)	The Commitment Documents shall be governed by and construed in accordance with the laws of Japan.

(b)	For the benefit of the Mandated Lead Arranger and the Underwriter, each of the parties to this letter agrees that any suit or proceeding arising in connection with the Commitment Documents may be tried exclusively in the Tokyo District Courts, and each of the parties to this letter accordingly submits to the exclusive jurisdiction of and to venue in such court.

Very truly yours, GOLDMAN SACHS JAPAN CO., LTD. as Mandated Lead Arranger
By:	/s/ Masanori Mochida
	Name:	Masanori Mochida
	Title:	Representative Director, President

GOLDMAN SACHS JAPAN CO., LTD. as Underwriter
By:	/s/ Masanori Mochida
	Name:	Masanori Mochida
	Title:	Representative Director, President

ACCEPTED AS OF SEPTEMBER 1, 2008: SHIONOGI & CO., LTD.
By:	/s/ Isao Teshirogi

Name:	Isao Teshirogi
Title:	President and Representative Director

Shionogi & Co., Ltd.
Summary of Terms and Conditions of the Senior Unsecured Term Facility
This Summary of Terms and Conditions outlines the material terms of the Senior Unsecured Term Facility referred to as the “Facility” in the Commitment Letter, of which this attachment is a part. Certain capitalized terms used herein are defined in the Commitment Letter.

Borrower:	Shionogi & Co., Ltd. (the Borrower).

Purpose/Use of Proceeds:	The proceeds of the Senior Unsecured Term Facility (the Facility) along with at least JPY40 billion of available cash will be used (i) to pay the share consideration payable in the Tender Offer and the merger consideration payable in the Merger, together with any payments in connection with dissenters’ rights, and (ii) to pay fees and expenses incurred in connection with the foregoing.

Amounts drawn down and not immediately required for the purposes set forth above shall be held in a separate escrow account of the Borrower with the Facility Agent pursuant to an escrow agreement reasonably satisfactory to the Facility Agent and/or Mandated Lead Arranger on terms that they may only be withdrawn as necessary for the purposes set forth above; provided that at the time of withdrawal (a) the representations and warranties remain true and correct and (b) no Event of Default is continuing. Following completion of the Merger and the making of any payments in connection therewith, any funds remaining in the escrow account shall be applied to prepay the Facility.

Mandated Lead Arranger:	Goldman Sachs Japan Co., Ltd. (GSJCL) (the Arranger)

Bookrunner:	GSJCL

Facility Agent:	GSJCL

Lenders:	GSJCL and/or other financial institutions selected by GSJCL in consultation with the Borrower (the Lenders).

Amount of the Facility:	JPY110 billion

Availability:	One drawing may be made under the Facility on the Closing Date.

Maturities:	364 days from when the Loan Documents are signed.

Closing Date:	The date on which the borrowing under the Facility is made and the Tender Offer is completed (the Closing Date).

Amortization:	The outstanding principal amount of the Facility will be payable at maturity and no amortization will be required.

Interest Rate:	All amounts outstanding under the Facility will bear interest at one-month Tibor plus 10 bps per annum, with a pricing grid as below in relation to the Borrower’s credit rating by Rating and Investment Information, Inc. (R&I).

AA- or above:	7.5bps
A+:	10bps
A:	15bps
A-:	25bps
BBB+ or below:	50bps

Interest Payments:	On the last day of each interest period (which shall be monthly), and upon prepayment (on the amount prepaid), in each case payable in arrears and computed on the basis of actual days elapsed in a 365-day year.

Default Interest:	If any sum due and payable by the Borrower under the Facility is not paid on the due date for payment, the Borrower will pay default interest of 14%.

Funding Protection:	Customary for transactions of this type, including breakage costs, gross-up for withholding, compensation for increased costs and compliance with capital adequacy and other regulatory restrictions.

Voluntary Prepayments:	At any time after the Closing Date, the Facility may be prepaid in whole or in part (in an amount not less than JPY10 billion, and in increments of JPY1billion) without premium or penalty, by providing written notice to the Facility Agent five (5) business days prior to the date the Borrower desires to make the prepayment; provided that the Facility will be prepayable only on the last day of the related interest period unless the Borrower pays any related breakage costs.

Mandatory Prepayments:	The following mandatory prepayments shall be required (subject to certain basket amounts and exceptions to be negotiated in the definitive Loan Documents including any exceptions necessary to ensure compliance with margin regulations):

1. Asset Sales: Prepayments in an amount equal to 100% of the net cash proceeds of the sale or other disposition of the shares of the Target by the Borrower Group.

2.  Equity Offerings: Prepayments in an amount equal to 100% of the net cash proceeds received from the issuance of equity securities of the Borrower Group (other than the issuances pursuant to employee stock plans).

3.  Incurrence of Indebtedness: Prepayments in an amount equal to 100% of the net cash proceeds received from the incurrence of indebtedness by the Borrower Group (other than indebtedness otherwise permitted under the Loan Documents), payable within three business days of the date of receipt.

4.  Excess Tender Offer Proceeds: Prepayments in an amount equal to the amount of the Facility not used in connection with the Tender Offer or Merger, as described above under “Purpose/Use of Proceeds”.

All mandatory prepayments will be applied without penalty or premium (except for breakage costs, if any).

Collateral:	None.

Representations and Warranties:	The Facility will contain such customary and appropriate representations and warranties by the Borrower as are usual and customary for financings of this kind, giving due regard to prior transactions of this type and similar transactions led by the Arranger, including, without limitation (subject to materiality and other qualifications): due organization; requisite power and authority; qualification; due authorization, execution, validity, enforceability of the Loan Documents; no conflicts; governmental consents; no material adverse change; financial statements and condition; senior ranking of the Facility; no restricted junior payments, absence of material undisclosed litigation; payment of taxes; title to the properties; no defaults under material agreements; solvency; compliance with laws and accounting rules, absence of any event of default or potential event of default; Successful Completion of the Tender Offer; margin stock matters; pension and other employee matters; absence of brokers or finders fees; full disclosure and Patriot Act and other related matters.

Covenants:	The Facility will contain such financial, affirmative and negative covenants by the Borrower (with respect to the Borrower Group) as are usual and customary for financings of this kind, giving due regard to prior transactions of this type and similar transactions led by the Arranger, including, without limitation:

- financial covenants:	maintenance of net worth; maintenance of recurring profit (keijo rieki); including, in each case, exceptions and baskets to be mutually agreed upon;

- affirmative covenants:	delivery of financial statements and other reports; compliance with Japanese GAAP; maintenance of existence; payment of taxes and claims; information regarding material litigation; information regarding material change in group structure; maintenance of properties; maintenance of books and records; notification of default or event of default (as such terms will be defined); , lender meetings; compliance with laws; notification of change in credit ratings of the Borrower and submission of report containing such change to the Facility Agent; including, in each case, exceptions and baskets to be mutually agreed upon; and

- negative covenants:	limitations with respect to other indebtedness, liens, negative pledges (provided that the limitation on liens and negative pledges shall not apply to margin stock to the extent such margin stock has a value of more than 25% of the value of all assets subject to the lien or negative pledge limitation) and junior payments (dividends, redemptions and voluntary payments on certain debt); restrictions on subsidiary distributions; restrictions on change of business; restrictions on investments, mergers and acquisitions; restrictions on sales or dispositions of assets or rights (including subsidiary interests, but excluding dispositions of margin stock to the extent the net cash proceeds of such disposition are applied to the repayment of the

Facility to the extent that such repayment is required as set forth opposite “Mandatory Prepayments” above), transactions with affiliates;and restrictions on amendments of organizational documents and subordinated indebtedness, including, in each case, exceptions (including exceptions necessary to ensure compliance with margin regulations) and baskets to be mutually agreed upon.

Events of Default:	The Facility will include such events of default (and, as appropriate, grace periods) as are usual and customary for financings of this kind, giving due regard to prior transactions of this type and similar transactions led by the Mandated Lead Arranger, including, without limitation: failure to make payments when due, defaults under other instruments of indebtedness, noncompliance with covenants, breaches of representations and warranties when made, bankruptcy or any other insolvency proceeding, suspension of (bank) transaction, seizure or provisional seizure to the deposit receivables, judgments in excess of specified amounts, pension related matters, and a “change of control” (to be defined in a mutually agreed upon manner).

Conditions Precedent to Borrowing:	The conditions to the borrowing under the Facility will include requirements relating to prior written notice of borrowing, the accuracy of representations and warranties, the absence of any default or potential event of default, certain certifications and receipts with respect to borrowings under the Facility, submission of certain documents as requested by the Lender (including, without limitation, organizational documents, third party approvals and all documents necessary for compliance with applicable “know your customer” procedures), Conditions Precedent as prescribed in the Commitment Documents, and will otherwise be customary and appropriate for financings of this type.

Assignments and Participations:	Each Lender may assign all or, in an amount of not less than ¥100 million, any part of, its share of the Facility to its affiliates or one or more banks, financial institutions or other entities that are eligible assignees (to be described in the Loan Documents), together with the relevant information in this lending. Upon such assignment, such affiliate, bank, financial institution or entity will become a Lender for all purposes under the Loan Documents; provided that assignments made to affiliates will not be subject to the above described minimum assignment amount requirements. A ¥500,000 processing fee will be required in connection with any such assignment after the primary syndication. Each Lender will also have the right to sell participations, subject to customary limitations on voting rights, in their respective shares of the Facility.

Requisite Lenders:	Lenders holding more than 50% of total commitments or exposure under the Facility, except with respect to matters relating to the interest rates, extension of maturity, amortization and the definition of Requisite Lenders, Requisite Lenders will be defined as Lenders holding 100% of total commitments or exposure of the total commitments affected thereby.

Taxes:	The Facility will provide that all payments are to be made free and clear of any taxes, imposts, assessments, stamp taxes, registration taxes and fees, withholdings or other deductions whatsoever.

Indemnity:	The Facility will provide customary and appropriate provisions relating to indemnity and related matters in a form reasonably satisfactory to the Arranger, the Facility Agent and the Lenders.

Governing Law and Jurisdiction:	The Facility will provide that the Borrower shall submit to the non-exclusive jurisdiction and venue of the Tokyo District Court. The laws of Japan shall govern the Loan Documents.
END